NO ACT

1-25-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10011141

March 24, 2010

Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

Received SEC
MAR 2 4 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-24-10

Re: Omnicom Group Inc.
Incoming letter dated January 25, 2010

Dear Mr. O'Brien:

This is in response to your letter dated January 25, 2010 concerning the shareholder proposal submitted to Omnicom by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated March 4, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW
Washington, DC 20036-5687

March 24, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Omnicom Group Inc.
Incoming letter dated January 25, 2010

The proposal urges the board of directors to amend the bylaws to provide for the reimbursement of reasonable expenses incurred by a shareholder or a group of shareholders in a contested election of directors in specified circumstances.

There appears to be some basis for your view that Omnicom may exclude the proposal under rule 14a-8(i)(6). We note that in the opinion of your counsel, only the company's shareholders may amend the bylaws of the company. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal. Accordingly, unless the proponent provides Omnicom with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Omnicom omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

We Make America Happen

EMPLOYEES PENSION PLAN

March 4, 2010

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Omnicom Group Inc. for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Omnicom Group Inc. ("Omnicom" or the "Company") a shareholder proposal (the "Proposal") asking Omnicom's board of directors to amend the bylaws to provide for reimbursement of reasonable short-slate proxy context expenses incurred by a shareholder or group thereof upon satisfaction of certain conditions, including the election of at least one of the candidates nominated by the shareholder or group.

In a letter dated January 25, 2010, Omnicom stated that it intends to omit the Proposal from its proxy materials being prepared for the 2010 annual meeting of shareholders. Omnicom argued that it is entitled to exclude the Proposal pursuant to Rule 14a-8(i)(6), as beyond the Company's power to implement. Because Omnicom has not met its burden of proving that it is entitled to rely on that exclusion, the Plan respectfully urges that its request for relief should be denied.

Omnicom Has the Power to Implement the Proposal Because the Board Has the Power to Amend Omnicom's Bylaws

Omnicom claims that the Proposal is beyond the Company's power to implement, and thus is excludable pursuant to Rule 14a-8(i)(6), because a provision of Omnicom's charter gives exclusive power to amend the bylaws to Omnicom's shareholders. Thus, Omnicom asserts, it cannot implement the Proposal, which asks the board to amend the bylaws.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

284-09

Omnicom's charter requires approval by holders of two-thirds of shares for shareholders to amend the bylaws. Article TENTH states:

> The affirmative vote of holders of two-thirds in voting power of the outstanding shares of stock of the corporation shall be required to approve (a) the adoption, amendment or repeal of any provision of the By-Laws, or (b) the amendment or repeal of Article Eighth or Article Ninth of this Certificate of Incorporation.

Omnicom's charter does not, however, specifically preclude Omnicom's board from amending the bylaws.

That power is explicitly conferred by Article XI of Omnicom's bylaws. It provides:

> Any By-Law, including this Article XI, may be amended or repealed, in whole or in part, and new by-laws may be adopted, only (i) by the affirmative vote of the holders of record of 2/3rds in voting power of all issued and outstanding shares of stock of the Corporation entitled to vote, or (ii) by the affirmative vote of a majority of the entire Board of Directors (emphasis added).

For that reason, it is within Omnicom's power to implement the Proposal.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Michael J. O'Brien
Senior Vice President, General Counsel and Secretary
Omnicom Group Inc.
Fax # 212-415-3530

Omnicom Group Inc.

January 25, 2010

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from the AFSCME Employees Pension Plan**

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Omnicom Group Inc. (the "Company") has received a shareholder proposal and supporting statement, attached hereto as Exhibit A (the "Proposal"), from the AFSCME Employees Pension Plan (the "Proponent") for inclusion in the Company's proxy statement for its 2010 annual meeting of shareholders. To the extent that the reasons for exclusion of the Proposal from the Company's 2010 proxy materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the federal law of the United States.

The Company hereby advises the staff (the "Staff") of the Division of Corporation Finance that it intends to exclude the Proposal from its 2010 proxy materials pursuant to Rule 14a-8(i)(6), as the Company lacks the power or authority to implement the Proposal. The Company respectfully requests confirmation from the Staff that no enforcement action will be recommended if the Company so excludes the Proposal on these grounds. By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

The Company intends to file its definitive 2010 proxy materials with the Commission no earlier than April 15, 2010. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2010 proxy materials.

The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal

The Company respectfully submits that it may properly exclude the Proposal pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal. The Proposal calls for the Board of Directors to amend the Company's Bylaws. However, pursuant to Article Tenth of the Company's Certificate of Incorporation, only the shareholders of

437 Madison Avenue, New York, N.Y. 10022 (212) 415-3600 Fax (212) 415-3530

the Company may amend the Bylaws by the affirmative vote of two-thirds of the outstanding shares of stock of the Company. Therefore, even if the Proposal was adopted, the Board of Directors of the Company would lack the power and authority to implement the Proposal. The Company therefore submits that it may properly exclude the proposal under Rule 14a-8(i)(6).

The Staff has previously taken no-action positions concerning a company's exclusion of shareholder proposals pursuant to Rule 14a-8(i)(6). In *Burlington Resources Inc.* (avail. Feb. 7, 2003), the Staff granted no-action relief for exclusion of a proposal that would require the board of directors to unilaterally amend the certificate of incorporation that, by its own terms, could be amended only by an affirmative vote of the majority of the company's outstanding voting stock. On other occasions, the Staff has repeatedly concurred in the exclusion of shareholder proposals when companies lacked the power or authority to implement the proposal. *See, e.g., Xerox Corporation* (avail. Feb. 23, 2004) (board of directors lacked power or authority to unilaterally implement proposal); *Alcide Corporation* (avail. Aug. 11, 2003) (board of directors lacked power to implement proposal that the directors meet certain criteria before being elected); *I-many, Inc.* (avail. April 4, 2003) (board of directors lacked power to enforce the election by shareholders of any particular persons as directors); *Staten Island Bancorp, Inc.* (avail. Mar. 21, 2000) (proposal regarding sale or merger excluded because beyond the power of the board of directors to implement).

Based on the foregoing, the Company intends to exclude the Proposal from its 2010 proxy materials and requests that the Staff concur with the Company's view that Rule 14a-8(i)(6) permits the Company to do so because the Company lacks the power or authority to implement the Proposal.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Joel Trotter of Latham & Watkins LLP at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,

Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: Charles Jurgonis, AFSCME Employees Pension Plan
Joel H. Trotter, Latham & Watkins LLP

Exhibit A

Proposal of the AFSCME Employees Pension Plan

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 3, 2009

VIA OVERNIGHT MAIL and FAX (212) 415-3530
Omnicom Group, Inc.
437 Madison Avenue
New York, New York 10022
Attention: Michael J. O'Brien, Senior Vice President, General Counsel and Corporate Secretary

Dear Mr. O'Brien:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2009 proxy statement of Omnicom Group, Inc.(the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 34,880 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

RESOLVED, that shareholders of Omnicom Group Inc. urge the board of directors (the "Board") to amend the bylaws to provide the following:

"The board of directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a shareholder or group of shareholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) shareholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

SUPPORTING STATEMENT

In our opinion, the power of shareholders to elect directors is the most important mechanism for ensuring that corporations are managed in shareholders' interests. Some corporate law scholars posit that this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most U.S. public companies. Harvard Law School professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called "short slates"—slates of director candidates that would not comprise a majority of the board, if elected—contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) The proposed bylaw would provide reimbursement for reasonable expenses incurred in successful short slate efforts--but not contests aimed at changing control by ousting a majority or more of the board—with success defined as the election of at least one member of the short slate.

The bylaw would also cap reimbursable expenses at the amount expended by the company on the contested election. We believe that the amount spent by a dissident shareholder or group will rarely exceed the amount spent by the company, but the cap ensures that the availability of reimbursement does not create an incentive for wasteful spending.

We urge shareholders to vote for this proposal.

We Make America Happen

EMPLOYEES PENSION PLAN

December 3, 2009

<u>**VIA OVERNIGHT MAIL and FAX (212) 415-3530**</u>
Omnicom Group, Inc.
437 Madison Avenue
New York, New York 10022
Attention: Michael J. O'Brien, Senior Vice President, General Counsel and Corporate Secretary

Dear Mr. O'Brien:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

STATE STREET

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JOB7
N. Quincy, MA 02171

Telephone: 617-985-7712
Facsimile: 617-769-8695
kyakimowsky@statestreet.com

December 3, 2009

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Omnicom Group (cusip 681919106)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **34,880 shares of Omnicom Group** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Omnicom Group** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky